Royal Equine Alliance Corporation
269 South Beverly Drive,
Suite 1222
Beverly Hills, California 90212

April 10, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Royal Equine Alliance Corporation
Registration Statement on Form SB-2
Filed December 21, 2006
File No. 333-139552

Ladies and Gentlemen:

Royal Equine Alliance Corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated March 30, 2007.

General

1.
We remind you again of comments 1 and 2 from our letter dated January 16, 2007. Disclosure that appears to lack accuracy, completeness or balance remains in the prospectus. Please carefully review and revise the document to provide a consistent and accurate view of the current status of your business and your business plan. For example, the following is disclosure that requires revision or further explanation:

a.
In the fourth paragraph under "The Offering" on page 5, you refer to establishing your infrastructure, "recurring revenues from sales of services" and "cash flows from sales of merchandise." But we did not find in your document an explanation regarding how or when you will accomplish these goals, nor do you explain what merchandise you intend to sell. With regard to "merchandise," you acknowledge at page 22 that you do not "produce a tangible product."

We have noted your comment and revised the disclosure to clarify the source of revenues.

b.	You do not explain what "infrastructure" you intend to establish.

We have noted your comment and revised the disclosure to delete the term “infrastructure” and clarify the source of revenues.

c.	Despite having only one officer/director, you refer throughout your document to your "officers."

We have noted your comment and revised the disclosure to refer, when appropriate, to our sole officer and director.

d.
Despite having but one part-time employee, you state at page 22 that "All REAC management and personnel have been entrusted with the specific goal of operating each and every facet of the total operation in accordance with REAC standards."

We have noted your comment and revised the disclosure as follows:

Current and all future REAC management and personnel have been entrusted with the specific goal of operating each and every facet of the total operation in accordance to REAC standards.

e.
Under "Management's Discussion and Plan of Operation" at page 23, you suggest that generating sales in the next 12 months is "imperative" and state that you must generate a "minimum of approximately $48,000 in revenues over the next 12 months." But you also state that the funds you received in a private placement "will be sufficient to satisfy our start-up and operating requirements for the next 12 months." In the discussion that follows, nothing suggests an intention to undertake the plans you discuss at page 22 to "aggressively" implement a business plan involving acquiring existing horse barn / stable operations on properties of between 40 and 100 acres.

We have noted your comment and revised the disclosure as follows:

If we do not generate sufficient revenues to meet our expenses over the next 12 months, or if we need additional capital to acquire real estate properties, we may need to raise additional capital. We intend to seek access to capital through the issues of debt securities or through issuing additional capital stock in exchange for cash, in order to continue as a going concern. There are no formal or informal agreements to attain such financing. We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms. Without realization of additional capital, it would be unlikely for us to continue as a going concern.

f.
It is unclear from what source you plan to generate $48,000 in revenues. It is also unclear how that amount of money could enable you to begin to aggressively acquire "suitable properties throughout North America."

We have noted your comment and revised the disclosure to clarify the Company’s policies on acquiring properties.

We may have additional comments.

2.	We direct you to Release No. 8732A. Please provide the disclosure required by Item 407(a) of Regulation S-B.

We have noted your comment and revised the disclosure to indicate that our sole director is not an independent director and we have no independent directors at this time.

Risk Factors, page 7

You may not be able to sell...," page 10

3.	Please revise the text of the risk factor to reference the company's failed attempt at listing on the pink sheets as noted in the disclosure on page 25.

We have noted your comment and revised the disclosure to discuss the company's failed attempt at listing on the pink sheets

Real Estate Plan, page 20

4.
Please specify in your disclosure whether you currently own or lease any of the facilities that you intend to make use of for purposes of implementing the plans disclosed in this section. Furthermore, indicate in your disclosure whether you currently have established relations with trainers and/or race horse owners who are interested in contracting with the company for use of the mini-warehouse facility referenced. If you have no such established relationships, please disclose this fact.

We have noted your comment and revised the disclosure regarding these facts.

Description of Property. page 25

5.
If you currently do not lease facilities or own facilities and, as disclosed, have no intention to lease or own facilities for at least 12 months, remove the disclosure in the last sentence under this heading as it would not appear to be applicable to your stage of operations or plans at this time. Also add a new sentence at the beginning of this section to make clear that you have no properties and no facilities of any kind.

We have noted your comment and revised the disclosure to indicate that we have no properties or facilities.

Market for Common Equity and Related Stockholder Matters, page 25 Market Information, page 25

6.	Expand or revise the first paragraph to state explicitly your intentions regarding applying for listing on the OTCBB.

We have noted your comment and revised the disclosure to discuss the intentions regarding applying for listing on the OTCBB.

7.
We refer you to disclosure regarding the disagreement between the Company and the Depositary Trust Company with respect to the issuance of shares the company believes was exempt from registration and that did not need to bear a restrictive legend with respect to transfer. Inform us of the basis of DTC's objection and further expand upon the basis of your belief of meeting the exemption requirements noted in the disclosure. In this regard, advise us of the reason for the discrepancy in dates you reference with respect to the private placement of 1,100,000 shares. On page 23, you indicate that 1,100,000 shares were privately placed in May and June 2006 yet on page 31, you indicate that 1,100,000 shares were privately placed in March 2006. We may have further comment.

We have noted your comment and revised the disclosure. We also deleted the erroneous reference to March 2006 and disclosed the actual closing of June, 2006.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Michael Schlosser
Michael Schlosser
Chief Executive Officer